2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784
jpeterson@fulbright.com • Direct: 214 855 7425 • Main: 214 855 8000 • Facsimile: 214 855-8200
August 26, 2011
Via EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Furmanite Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
Form 8-K
Filed August 9, 2011
File No. 1-5083
Dear Mr. Decker:
     The Company has received your letter dated August 12, 2011 regarding the above-referenced filings. Your letter requested a response by August 26, 2011. This letter confirms that the response date has been extended to no later than September 2, 2011. Thank you for your consideration and please contact me at (214) 855-7425 if you have any questions.

Sincerely,
/s/ Jeffrey M. Peterson
Jeffrey M. Peterson

cc:	Nudrat Salik, Securities and Exchange Commission Robert S. Muff, Furmanite Corporation Will C. Pugh, Jr., Furmanite Corporation
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